SECURITIES AND EXCHANGE COMMISSION
DIVISION OF CORPORATE FINANCE
OFFICE OF INTERNATIONAL CORPORATE FINANCE
JUDICIARY PLAZA
450 FIFTH STREET NW
WASHINGTON DC 20549

Madrid, March 2006

Re: TelePizza, S.A.(FILE NUMBER 82-5001)
ONGOING DISCLOSURE PURSUANT TO RULE 12 g3-2 (b) under the Securities Exchange Act of 1934

Ladies and Gentlemen:

On behalf of TelePizza, S.A., (The company) and pursuant to the requirement of Rule 12g3-2(b) under the U.S.Securities Exchange Act of 1934, as amended (the "Exchange Act"), I hereby furnish this letter, with exhibits hereto, to the Securities and Exchange Commission (the SEC).

Pursuant to Rule 12g3-2(b)(1)(iii) under the Exchange Act, enclosed are copies of each of the documents list below, which constitute information that the Company has recently (i) made or become required to make public pursuant to the laws of Spain, (ii) filed or become required to file with the Comisión Nacional del Mercado de Valores (The Spanish National Securities Market Commission or the "CNMV") and the Madrid , Barcelona , Bilbao and Valencia Stock Exchange (the Spanish Stock Exchanges) and which was or will be made public by the CNMV or the Spanish Stock Exchange, respectively or (iii) has distributed or become required to distribute to its security holders. The included information exclusively includes the submitted information about the tender offer bid presented to TELEPIZZA S.A.

EXHIBIT 1.- The C.N.M.V. submits an order to preventively suspend the negotiation of the securities of the company TELEPIZZA S.A., due to diffusion of relevant information, filed with the C.N.M.V dated on 20/02/06.

EXHIBIT 2.- The Company Carbal S.A., submits a letter including the future possibility to present a tender offer bid over the securities of TELEPIZZA S.A. in the conditions that are finally established, at a tentative price of 2.15 euros per share, filed with the C.N.M.V dated on 20/02/06.

EXHIBIT 3.- The C.N.M.V. submits an order to preventively suspend the negotiation of the securities of the company TELEPIZZA S.A. in consequence

of the registration in the same day in the Commission of the request and other relevant documentation of a tender offer bid over the shares of TELEPIZZA S.A., filed with the C.N.M.V dated on 28/02/06.

EXHIBIT 4.- The Company FoodCo Pastries Spain S.L. and its subsidiary Medimosal S.L. submit information about the request to the C.N.M.V. to authorize a tender offer bid over the totality of the securities of TELEPIZZA S.A. at a price of 2.15 euros per share, filed with the C.N.M.V dated on 28/02/06.

If you should have any questions or comments, please call the undersigned at 001 34 91 657 6200.

Very truly yours

Igor Albiol
Controller Director

Checks made through the Databases0020
Of Official Registries

RECEIVED
2006 MAR 23 P 12:39
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Outstanding facts and other information

TELE PIZZA, S.A.

Date: 20/02/06 **Outstanding Fact 64186**

The C.N.M.V. submits an order to preventively suspend the negotiation of the securities of the company TELEPIZZA S.A., due to diffusion of relevant information.

20th of February 2006

The Board of Markets and Investors submits the following motivated proposition of suspension and removal of negotiation to the vice President of the Spanish Securities Exchange Commission (CNMV), whom in virtue of the delegation of faculties granted by the Commission Council the 21st of April 2005 agrees upon the following:

> "To preventively suspend, with immediate effects, in accordance with Article 33 of the Law 24/1988, of July 28, of the Securities Market Act, the negotiation in the Interconnected Stock Exchange System of the shares or other securities that give the right to its subscription or acquisition, of the company TELEPIZZA S.A., while relevant information about the company is being diffused.
>
> At 10:00 a.m. of the same day will be held the raising of the suspension of negotiation of the security".

Madrid, 20th of February 2006

The Managing Director — The Vice president

Ángel Benito Benito — Carlos Arenillas

Checks made through the Databases0020
Of Official Registries

Outstanding facts and other information

TELE PIZZA, S.A.

Date: 20/02/06 **Outstanding Fact 64187**

The Company Carbal S.A., submits a letter including the future possibility to present a tender offer bid over the securities of TELEPIZZA S.A. in the conditions that are finally established, at a tentative price of 2.15 euros per share.

CARBAL S.A.
Avda. de Europa, 24
Parque Empresarial La Moraleja
28108 Alcobendas (Madrid)

Madrid, 20th of February 2006

In accordance with the measures set forth in article 83 of the Securities Market Act 24/1988 of 28 July, and in the rest of the regulation in force, CARBAL S.A. hereby proceeds to communicate that it is considering the eventual carrying out of a tender offer bid that, in its case, would be done over the totality of the shares and convertible bonds that are currently in circulation of TELEPIZZA, S.A. in the conditions that are finally established, and with a tentative price of 2.15 euros per share.

The operation is conditioned, in its case, to the satisfactory results obtained in the negotiations with potential co-investors and with the financing banks, and to the achievement of the convenient approvals, taking into consideration the legal authorizations that should proceed, in its case, after the presentation of the take-over bid, including the corresponding authorization of the Spanish Securities Exchange Commission (Comisíón Nacional del Mercado de Valores).

The present communication is made to the proceeding legal effects, without it supposing any obligation, and without it determining the responsibility for CARBAL, S.A. for the final non presentation of the bid, which will require the correct outcome the negotiation process and the adoption of the final necessary investing and financial decisions.

By: CARBAL, S.A.

Signed: Fernando Ballvé Lantero

Outstanding facts and other information

TELE PIZZA, S.A.

Date: 28/02/06 **Outstanding Fact 64505**

The C.N.M.V. submits an order to preventively suspend the negotiation of the securities of the company TELEPIZZA S.A. in consequence of the registration in the same day in the Commission of the request and other relevant documentation of a tender offer bid over the shares of TELEPIZZA S.A.

Spanish Securities Exchange Commission (CNMV)

28th of February 2006

The Board of Markets and Investors submits the following motivated proposition of suspension and removal of negotiation to the vice President of the Spanish Securities Exchange Commission (CNMV), whom in virtue of the delegation of faculties granted by the Commission Council the 21st of April 2005 agrees upon the following:

"To preventively suspend, with immediate effects, in accordance with Article 33 of the Law 24/1988, of July 28, of the Securities Market Act, in relation with article 13 of the Royal Decree 1197/1991, of 26 of July, about the regime of take-over bids, the negotiation in the Interconnected Stock Exchange System of the shares or other securities that give the right to its subscription or acquisition, of the company TELEPIZZA S.A., as a consequence of the registration in the same day, in the Spanish Securities Exchange Commission (CNMV) of the request and other relevant documentation of a tender offer bid over the shares of the mentioned Society.

The 1st of March 2006 will be held the raising of the cited suspension.

This resolution is independent of whatever the Commission (CNMV) agrees upon with respect to the request of authorization of the tender offer bid of securities of TELEPIZZA S.A. formulated by FOODCO PASTRIES SPAIN, S.L. and MEDIMOSAL, S.L."

Madrid, 28th of February 2006

The Managing Director — The Vice president

Ángel Benito Benito — Carlos Arenillas

Outstanding facts and other information

TELE PIZZA, S.A.

Date: 28/02/06 **Outstanding Fact 64508**

The Company FoodCo Pastries Spain S.L. and its subsidiary Medimosal S.L. submit information about the request to the C.N.M.V. to authorize a tender offer bid over the totality of the securities of TELEPIZZA S.A. at a price of 2.15 euros per share

RELEVANT FACT NOTICE

FOODCO PASTRIES SPAIN, S.L. and its wholly owned subsidiary MEDIMOSAL, S.L. (the "**Bidders**"), in accordance with Article 82 of the Securities Market Act, by means of this document, inform the National Spanish Securities Market Commission (the "**CNMV**") of the following

RELEVANT FACT

The company CARBAL, S.A. ("**CARBAL**") issued a relevant fact notice on February 20, 2006 reporting that it was contemplating the possibility of launching a tender offer bid for the acquisition of TELE PIZZA, S.A. ("**TELE PIZZA**"), jointly with potential co-investors. Subsequent to such notice, it is reported that as of today the Bidders have filed the application and the rest of additional documentation with the CNMV in order to obtain the approval of a tender offer bid over all the shares and convertible bonds of TELE PIZZA (the "**Tender Offer**"). The Tender Offer is pending the CNMV's approval.

The Bidders are indirectly participated 50% by CARBAL and the other 50% by TORO INVESTMENT, S.à.r.l., a Luxembourg company wholly owned by funds managed by Permira Europe III G.P. Limited (the "**Permira Europe III Fund**"). Carbal is the dominant company of a group of companies which owns 54,416,106 shares of TELE PIZZA, that represent 20.532% of its share capital, and is participated by Mr. Pedro José Ballvé Lantero, Chairman of the Board of Directors of TELE PIZZA, and by Mr. Fernando Ballvé Lantero.

The object of the Tender Offer is the acquisition of 265,035,922 shares of TELE PIZZA, that represent 100% of its share capital, and of 125,296 convertible bonds of TELE PIZZA (all the issued and outstanding convertible bonds). The Tender Offer is conditioned upon the acquisition by the Bidders of shares that represent, at least, 69% of the share capital of TELE PIZZA, thus, 182,874,787 shares.

The price offered is of Euro 2.15 per share in TELE PIZZA and is payable in cash.

The price offered per convertible bond in TELE PIZZA will be the result of adding to the value of the shares underlying the convertible bonds -valued at the price of the Tender Offer - the interests accrued but unpaid from the latest interest payment date until the trade date of the Tender Offer. Taking into account that it is not possible to know when the trade date of the Tender Offer will be, the prospectus of the Tender Offer will include a formula to calculate the price offered per convertible bond in TELE PIZZA. In accordance with such formula, the minimum and maximum price to pay per convertible bond will range between Euro 21.97 and 22.18. The price shall also be payable in cash.

ING Bank N.V., London Branch and The Royal Bank of Scotland, Sucursal en España have guaranteed the payment of the maximum consideration of the Tender Offer.

CARBAL, as shareholder of TELE PIZZA and co-investor of the Tender Offer, has agreed with the Permira Funds to sell its whole stake of TELE PIZZA to the Bidders by means of: (i) a sale and purchase agreement executed today by virtue of which CARBAL sells 16,279,070 shares, that represent 6.14% of the share capital of TELE PIZZA, for a consideration of Euro

2.15 per share and subject to a condition precedent of the publishing of the positive outcome of the Tender Offer; and (ii) the acceptance of the Tender Offer regarding the remaining 38,037,036 shares, that represent 14.39% of the share capital of TELE PIZZA.

Likewise, and in order to reinforce its complete involvement with the success of the transaction, CARBAL has irrevocably undertaken with the Permira Funds to: (i) do not accept any other offer, be it competing or not, launched by third parties other than the Bidders, regardless of the consideration offered; and (ii) to exercise its voting rights in TELE PIZZA consistently with the objective of promoting the success of the Tender Offer. To obtain such objective, CARBAL has granted to the Permira Funds a purchase option over its whole (direct and indirect) stake in TELE PIZZA, which price is the same price of the Tender Offer (hence, Euro 2.15), which may be exercised until 10 January, 2007 in the event that the Tender Offer is unsuccessful because of the launching of a tender offer bid, be it competing or not, by a third party, whose price is higher than the price of the Tender Offer. In the event that the Tender Offer is unsuccessful for any other reason, the parties have agreed an undertaking of exclusivity with regard to CARBAL until 10 January 2007 and until 30 June 2007 with regard to the Permira Funds.

If the Tender Offer is successful, the Bidders intend to promote the delisting of shares in TELE PIZZA as soon as possible, fulfilling all the legal requirements and adopting the necessary corporate agreements.

In witness whereof, the above has been duly notified in Madrid, on 28 February 2006.

FOODCO PASTRIES SPAIN, S.L.
P.p.

Mr. Fernando Ballvé Lantero	Mr. Eddy Perrier

MEDIMOSAL, S.L.
P.p.

Mr. Fernando Ballvé Lantero	Mr. Eddy Perrier